September 27, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charlotte Young and Amanda Ravitz

Re:	Compass, Inc.
Definitive Proxy Statement on Schedule 14A
File No. 001-40291
Filed April 18, 2024

Ladies and Gentlemen:

Compass, Inc. (the “Company”) respectfully submits this letter in response to the comment contained in the letter to the Company dated September 19, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 18, 2024. For the convenience of the Staff, the comment is reproduced in bold below, followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 50
1.It appears that you have included the net income (loss) attributable to Compass, Inc. in column (h) of your pay versus performance table in lieu of net income (loss) as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table and revise your remaining Item 402(v) of Regulation S-K disclosure accordingly. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that beginning with the upcoming Definitive Proxy Statement to be filed in 2025, the Company will report “Net Income (Loss)” in column (h) of the Company’s pay versus performance table as required by Item 402(v)(2)(v) of Regulation S-K and as reported in the Company’s audited financial statements.
For reference, the Company has included below the relevant revised disclosures for the Definitive Proxy Statement on Schedule 14A filed on April 18, 2024 (the “Original Proxy Statement”). As shown in the revised disclosures, for the fiscal year 2023, “Net Income (Loss)” should have been disclosed as $(320.1) million instead of $(321.3) million as disclosed in the Original Proxy Statement, the latter amount reflecting “Net income (loss) attributable to Compass, Inc.” The difference between “Net Income (Loss)” as required by 402(v)(2)(v) of Regulation S-K and “Net Income (Loss) attributable to Compass, Inc.” for the fiscal year 2023 was only $1.2 million, or 0.4%, which the Company believes is immaterial. For the fiscal years 2022 and 2021, “Net Income (Loss)” as required by 402(v)(2)(v) of Regulation S-K and “Net Income (Loss) attributable to Compass, Inc.” were equal to each other and therefore, the amounts were accurately presented.
Revised Table (stricken and underlined figures for Net Income (Loss) for 2023 reflect original and revised amounts, respectively):

Year	Summary Compensation Table Total for CEO(1)	Compensation Actually Paid to CEO(1)(2)	Average Summary Compensation Table Total for Non-CEO NEOs(3)	Average Compensation Actually Paid to Non-CEO NEOs(2)(3)	Value of Initial Fixed $100 Investment Based On:		Net Income (Loss) (in millions)		Company Selected Measure - Free Cash Flow(6) (in millions)
					Total Shareholder Return(4)	Peer Group Total Shareholder Return(5)
							~~$~~	~~(321.3)~~
2023	$7,678,320	$4,618,991	$2,969,135	$3,012,025	$18.66	$34.36		$(320.1)	$(37.1)
2022	$411,156	$(86,430,991)	$2,871,847	$(1,132,030)	$11.56	$23.05		$(601.5)	$(361.8)
2021	$89,915,376	$29,387,757	$2,442,874	$25,732	$45.11	$67.17		$(494.1)	$(78.7)
[Footnotes are omitted as they are unchanged from the Original Proxy Statement]
Since the difference in the amounts is immaterial, it would not have a discernible impact on the graph showing “Compensation Actually Paid vs. Net Loss” in the Original Proxy Statement.
Please do not hesitate to contact the undersigned at (773) 350-4133 or Bradley Serwin at (707) 266-4564 if you need additional information or if you wish to discuss the above response.

212 913 9058 | 110 Fifth Avenue, 4th Floor, New York, New York 10011 | compass.com

Very truly yours,

Compass, Inc.

/s/ Kalani Reelitz

Kalani Reelitz Chief Financial Officer

cc:	Bradley Serwin, General Counsel and Corporate Secretary
Scott Wahlers, Chief Accounting Officer
Amy C. Seidel, Faegre Drinker Biddle & Reath LLP

212 913 9058 | 110 Fifth Avenue, 4th Floor, New York, New York 10011 | compass.com